Exhibit 99
Letter to Shareholders
Second Quarter 2017

This quarter was full of milestones that resulted in continued excitement, throughout Progressive, regarding our ability to realize our vision of becoming consumers’ number one choice and destination for auto and other insurance. We achieved 11 million auto policies in force, hit the 1 million mark in boat policies in force, entered Hawaii completing the 50-state commercial auto map, as well as our first state on our new commercial processing system, finished our 50th state on our auto policy processing system, and crossed $4 billion of written premium during the last 12 months from policies that had enrolled in Snapshot® at some point in time. Not bad for one quarter! We will absolutely take a moment to celebrate these accomplishments and then quickly get back to our task at hand.

Overall growth in net premiums written (NPW) was 14% when compared to second quarter of 2016 and 13% on a year-over-year basis.  The combined ratio (CR) for the quarter was 93.2, which is 3.6 points better than the second quarter of 2016.

On a year-over-year basis, Personal Lines NPW was up 14% for the quarter and 13% year to date. The second quarter CR was 93.2, compared to 96.7 during the second quarter of 2016. For the quarter, auto and special lines NPW increased 15% and 6%, respectively, compared to the same time frame last year.

Commercial Lines experienced solid double-digit premium growth in the second quarter with NPW up 18% when compared to quarter two of 2016. Growth in written premium was the result of increasing average written premium per policy as rate actions taken in late 2016 and early 2017 took effect on more new and renewal business, as well as business mix shifting toward some higher average premium market tiers. The Commercial Lines quarterly CR was 91.6, which is 3.1 points better compared to the prior year quarter. We are pleased with this result knowing we still have approximately nine points of additional rate to earn in on the portfolio. Positive signs of Commercial new business applications continue and while we are still down 4% in the quarter, this is a substantial improvement from the previous quarter, which was down 20%.

The Property business was highlighted by continued growth momentum.  Year-over-year new business applications grew by 35% for the quarter and 33% year to date, which allowed our policies in force to grow by 11%.  We finished the second quarter with a CR of 98.5, bringing the year-to-date CR to 97.5.  These figures include about 6.5 points of amortization, predominately associated with the acquisition of a controlling interest in ARX.  Excluding these amortization expenses, the Property business otherwise would have reported a CR in the low 90s for both the quarter and year to date.

For Property, industrywide catastrophe losses continued to be well above the long-term average for the first six months of the year.  We completed the placement of our catastrophe reinsurance program during the quarter.  As we mentioned in our quarterly calls, we are happy with the program, as we feel the addition of the aggregate stop-loss reinsurance provides us with more coverage than we have had in the past.

Once again, new business growth in Robinsons (bundled home and auto) was over 50% quarter over prior-year quarter and we saw strong policies in force growth with year-over-year increase close to 23%.  We continue to broaden our scope for meeting the needs of Robinsons in both Agency and Direct channels.  Our carefully selected Platinum agents are the primary driver of Robinson growth in Agency and their ranks doubled from this time last year.  On the Direct side, HomeQuote Explorer (HQX), our new online quoting platform, performed favorably during the pilot that was conducted in quarter one of this year. Given the benefits to shoppers, we moved quickly to a full rollout and this platform is now available countrywide (excluding FL, AK, and HI). The Progressive Advantage Agency continued its expansion, so that agents are available to consult with customers that want to quote online, but talk to an licensed expert before buying.

We continue to see strong profitability in our Direct auto business.  In quarter one, given that strong profitability and solid results from our advertising, we decided to increase our 2017 media spend.  With those results continuing in quarter two, we decided to increase further our 2017 media spend. We have been pleased with results from advertising focused on homeowners insurance, auto/home bundling, and our new HQX process.

I had mentioned in my first quarter letter that we had noticed a slight decline in auto policy life expectancy (PLE) which is our preferred retention metric. In quarter two, we observed a welcome reversal in our retention performance and are achieving all-time high total auto PLE’s. To put it simply, we saw very strong gains in renewal rates for similar premium rate increases versus previous years. We attribute this gain to continued improvements in our new business mix and underlying nurture process improvements.
In April, we introduced a new countrywide program to agents called “Paths to Partnership.” The program includes a national auto commission schedule that rewards agents who write more and longer-retaining business with higher commissions, and extends an annual performance bonus and marketing support to our larger, more profitable agents. Agent and trade organization feedback has been excellent, and we’re already seeing greater agent engagement following the announcement.
Snapshot, our usage-based insurance program, provides customers in both the Agency and Direct channels the opportunity to improve their auto insurance rates based on their personal driving behavior. During the second quarter, we expanded our new Snapshot mobile app.  At quarter end, Direct shoppers in 26 states and Agency shoppers in 5 of those states can now choose either the mobile app or the plug-in device to participate in Snapshot.  We expect to complete the countrywide roll-out by year-end 2017, pending regulatory approvals.  The introduction of the mobile app option is increasing consumer adoption of Snapshot.  Where the mobile app is available, 38% of new Direct customers are enrolling in Snapshot, compared with 34% in the remaining states.
In the second quarter, we continued rolling out a photo estimating process in Claims to provide our customers more choices for getting their vehicles inspected.  This new functionality is accessed in the Progressive mobile app and takes a customer less than 15 minutes to complete the process.  A significant percentage of our customers are now eligible to use photo estimating and we expect full countrywide rollout by the end of the third quarter. Customers submit both pictures and video of their damaged vehicle enabling our estimators to be significantly more efficient while writing accurate estimates.  This is great news for our customers as we’re able to resolve many claims much more quickly than ever before.
Our investment portfolio added to our first quarter results, earning a total return of 1.3% for the second quarter, putting us at 3.1% through the first 6 months of the year. Once again, our equity portfolio led the way with a 3.5% return, while our fixed-income portfolio came in at 1.1% for the quarter. Some softness in economic data relative to expectations at the start of the quarter and a second hike from the Federal Open Market Committee of the Federal Reserve late in the second quarter flattened the yield curve, pushing short rates up and longer rates a little lower, while continued low rates and solid earnings supported equity prices. Although interest rates are still relatively low, we were able to invest cash from operations at reasonable yields while maintaining our portfolio’s high quality.  We feel good about our positioning and our ability to benefit from a rise in interest rates or any market volatility that may emerge ahead.

As I had mentioned in the last quarter’s conference call, we will be changing the format of those communications starting with this quarter. Instead of an hour call, we will be conducting a 90-minute webcast that includes a deep dive presentation on a specific topic and then Q & A on both that topic and the usual Q & A session with myself and members of my team.

I’m very proud of the results that we have been able to achieve thus far in 2017 and we’re ready to continue on this path for the remainder of the year.

Best,

/s/ Tricia

Tricia Griffith
President and Chief Executive Officer